UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
WASHINGTON,  DC  20549

SCHEDULE  13G
Under  the  Securities  Exchange  Act  of  1934

Amendment  No.:          3

CASTLE  BANCGROUP,  INC.
-------------------------------------
(Name  of  Issuer)

COMMON  STOCK,  $.33  1/3  par  value
--------------------------------------
(Title  of  Class  of  Securities)

14842P107
---------------------------------------
(CUSIP  Number)

February  1,  2001
--------------------------------------
(Date  of  event  which  requires  filing  of  this  statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule  13d-1(b)
/ x /  Rule  13d-1(c)
/   /  Rule  13d-1  (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     Name  of  Reporting  Person
       David  B.  Castle

2.     Check  the  Appropriate  Box  if  a Member of  a Group       (a)     / /
       Not Applicable                                               (b)     /X/


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3.     SEC  Use  Only

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4.     Citizenship  of  Place  of  Organization:     USA

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Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

5.     Sole  Voting  Power:                  34,464

6.     Shared  Voting  Power:               360,000

7.     Sole  Dispositive  Power:             34,864

8.     Shared  Dispositive  Power:          360,000

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9.     Aggregate Amount Beneficially Owned by Each Reporting Person:     394,864

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10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /

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11.     Percent  of  Class  Represented  by  Amount  in  Row  (9):         8.98%

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12.     Type  of  Reporting  Person:          IN

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ITEM  1.           ISSUER INFORMATION

(a)  Name of Issuer:                                   Castle  BancGroup, Inc.,
                                                       a Delaware Corporation

(b)  Address of Issuer's Principal Executive Offices:  121 W. Lincoln Hwy.
                                                       DeKalb,  Il.  60115


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ITEM  2.          IDENTITY  AND  BACKGROUND

(a)  Name  of  Person  Filing:     David  B.  Castle

(b)  Residence:                    2851  Country  Club  Lane
                                   DeKalb,  Il.  60115

(c)  Citizenship:                  USA

(d) Title of Class of Securities:  Common Stock, $.33 1/3 par value per share

(e)  CUSIP  Number:                14842P107

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) (1) or 13d-2(b) or (c) check whether the person filing is:

(a)     /   /     Brokers  or  dealer  registered  under  Section 15 of the Act,

(b)     /   /     Bank  as  defined  in  Section  3(a)(6)  of  the  Act,

(c)     /   /     Insurance  Company as defined in Section 3(a) (19) of the Act,

(d)     /   /     Investment  Company  registered  under  Section  8  of  the
                  Investment  Company  Act  of  1940,

(e)     /   /     Investment  adviser  in  accordance  with  13d-1(b)(1)(ii)(E),

(f)     /   /     Employee  benefit  plan  or  endowment fund in accordance with
                  13d-1(b)(1)(ii)(F),

(g)     /   /     Parent  Holding  Company or control person, in accordance with
                  Rule  13d-1(b)(ii)(G),

(h)     /   /     Savings association as defined in Section 3 (b) of the Federal
                  Deposit  Insurance  Act,

(i)     /   /     Church  plan  excluded  from  the  definition of an investment company under Section 3 (c)(14) of the Investment Company Act of 1940,

(j)     /   /     Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(J).

If  this  statement  is  filed pursuant to Rule 13d-1(c), check this box.  / X /


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ITEM  4.     OWNERSHIP

(a)     Amount  beneficially  owned:     394,864

(b)     Percent  of  Class:               8.98%

(c)     Number  of  shares  as  to  which  person  has:

       -Sole  power  to  vote  or  to  direct  the  vote:                34,864

       -Shared  power  to  vote  or  to  direct  the  vote:             360,000

       -Sole  power  to  dispose  or  direct the disposition of:         34,864

       -Shared  power  to  dispose  or  direct  the  disposition  of:   360,000

ITEM  5.          OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

                  N/A

ITEM  6.          OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON BEHALF OF ANOTHER
                  PERSON

                  360,000 shares include 90,000 shares held in the name David B. Castle 1992 Trust, 90,000 shares held in the name Amy W. Castle 1992 Trust, 90,000 shares held in the name Harry D. Castle 1992 Trust, and 90,000 shares held in the name John
                  L.  Castle  1992  Trust.  David  B.  Castle,  Amy  W.  Castle,
                  Harry D. Castle, and John L. Castle act collectively as trustee for each of these trusts with shared voting and investment power. The 360,000 shares are reported in the aggregate in ITEM 4 above as having shared power to vote and shared power to dispose or direct the disposition of such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM  8.          IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF THE GROUP

                  N/A

ITEM  9.          NOTICE  OF  DISSOLUTION  OF  GROUP

                  N/A

ITEM  10.         CERTIFICATIONS

(a)               N/A

(b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February  1,  2001                    /s/   David  B.  Castle
                                                 -----------------------
                                                 David  B.  Castle



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